3005 Highland Parkway
Downers Grove, IL 60515

February 15, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Dover Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 15, 2013.

Very truly yours,

DOVER CORPORATION

By: /s/ Ivonne M. Cabrera
Ivonne M. Cabrera
Senior Vice President, General Counsel & Secretary